Mail Stop 4561

September 18, 2009

Via U.S. Mail and Facsimile
Brian H. Hajost
Chief Executive Officer
STEELCLOUD, Inc.
13962 Park Center Rd.
Herndon, VA 20171

      Re: **STEELCLOUD, Inc.**
             Revised Preliminary Proxy Statement on Schedule 14A
             Filed September 16, 2009
             File No. 000-24015

Dear Mr. Hajost:

      We have completed our review of your Preliminary Proxy Statement and have no further comments at this time on the specific issues raised.

                Sincerely,

                Maryse Mills-Apenteng
                Special Counsel